August 22, 2006

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Attention:	Jim B. Rosenberg
Donald Abbott
Mark Brunhofer

Re:	PartnerRe Ltd. (the “Company”)
Form 10-K for the fiscal year ended December 31, 2005
File No. 001-14536

Ladies and Gentlemen:

We are writing regarding the Staff’s comments on PartnerRe’s Form 10-K for the fiscal year ended December 31, 2005, as communicated to us in your letter dated May 4, 2006 and by Mr. Mark Brunhofer in a telephone conversation held on August 7, 2006. For your convenience, we have restated the Staff’s comments in bold type and have cross-referenced our responses to the numbering of the comments in the Staff’s original letter dated May 4, 2006 and the headings used in your letter (if applicable).

Based on our consideration of the comments of the Staff and as set forth in our responses below, we generally agree with the enhancements suggested by the Staff, which we will incorporate in our Annual Report on Form 10-K for the year ended December 31, 2006 or our Quarterly Report on Form 10-Q for the period ended September 30, 2006, where such disclosures are appropriate.

Management’s Discussion and Analysis

Critical Accounting Policies

General (original Comment Letter 1)

1.	In the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, please indicate that the quantification of the related variability in operating results represents that which is based on outcomes that you expect to be reasonably likely to occur.

Response to Comment 1: We will indicate in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, that the quantification of the related variability in operating results is based on outcomes that we expect are reasonably likely to occur.

General (original Comment Letter 1)

2.	For all critical accounting estimates, except for your loss and loss expenses and life policy benefits, please provide in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, the amount of any significant change in estimate for each period presented.

Response to Comment 2: In the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, we will provide the amount of any significant change in estimate for the year 2006, and will make our best efforts to obtain the comparable information for the years 2005 and 2004.

Losses and Loss Expenses and Life Policy Benefits (original Comment Letter 2)

3.	In the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, please specify the model used to estimate your reserves for each line of business and explain why you chose that model over the other models considered.

Response to Comment 3: As discussed in our current disclosure, we use all actuarial models for all lines, and our booked reserve is judgmentally selected after a review of the results of all models. In the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, for each line, we will identify the methods/models that have the greatest influence on our selection of reserves and will discuss the extent to which these vary by underwriting year.

Losses and Loss Expenses and Life Policy Benefits (original Comment Letter 6)

4.	Please include your supplemental response from your letter dated July 6, 2006 in your Annual Report on Form 10-K for the year ended December 31, 2006 in a disclosure-type format and discuss each key change in assumption over the periods presented and how management has adjusted each of the key assumptions used in calculating the current year reserves given their historical changes or given current trends observed.

Response to Comment 4: The Company will include its supplemental response in its Annual Report on Form 10-K for the year ended December 31, 2006 and discuss each key change in assumption over the periods presented and how management has adjusted each of the key assumptions used in calculating the current year reserves given their historical changes or given current trends observed. Please note that we are currently developing processes to capture information in this format for 2006 and going forward. For 2005 and 2004, the Company will continue to discuss its reserving in the manner management has historically captured and analyzed information, but will make its best efforts to conform the prior years’ discussion to the current year to the extent practical.

Contractual obligations and commitments (original Comment Letter 8)

5.	Please confirm that the contractual obligations table in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 will include the estimated timing of payments of your policy benefits for life and annuity contracts equal to the estimated future gross cash payments, and therefore will not agree to the liability in the Company’s financial statements, due to the impact of interest rates and additional premium payments. In addition, please discuss the reason that amounts in the table differ from their recorded amounts in your 2006 financial statements.

Response to Comment 5: The Company will include the estimated timing of gross payments on our policy benefits for life and annuity contracts in the contractual obligations table in our Annual Report on Form 10-K for the year ended December 31, 2006, together with a discussion as to the difference in the amounts compared to the recorded amounts in our 2006 financial statements, as well as the uncertainty of the amount and timing of payments and the impact on the Company’s liquidity as appropriate.

Financial Statements

Notes to Unaudited Condensed Consolidated Financial Statements (new 10-Q Comment)

Note 3: Share-Based Compensation

6.	Please disclose the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized. Please refer to FAS 123R, paragraph A240 H.

Response to Comment 6: In its Form 10-Q for the period ended September 30, 2006, the Company will disclose the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized.

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We hope that this information addresses your comments relating to our disclosure. Thank you for your attention to this matter.

If you have any questions or wish to discuss any part of this letter, please contact either myself at (203) 485-8150 or Ethan James at (212) 450-4244.

Very truly yours,

/s/ Laurie A. Desmet
Laurie A. Desmet
Chief Accounting Officer
PartnerRe Ltd.

cc:	Albert Benchimol	Scott D. Moore	Richard Sandler
	Amanda Sodergren	PartnerRe U.S. Corporation	Ethan James
	PartnerRe Ltd.		Davis Polk & Wardwell